Exhibit 10.9

TAX SHARING AGREEMENT

This Tax Sharing Agreement (the “Agreement”), dated as of the 8th day of August, 2012, is by and among Sears Holdings Corporation, a Delaware corporation (“Sears Holdings”), and Sears Hometown and Outlet Stores, Inc., a Delaware corporation (“SHO”), and all of its direct and indirect Subsidiaries (SHO and its present and future Subsidiaries shall be collectively referred to herein as the “SHO Companies”).

WHEREAS, one or more of the SHO Companies is a member of the affiliated group of corporations of which Sears Holdings is the common parent corporation and which files a consolidated federal income tax return and combined and consolidated state tax returns;

WHEREAS, following the Rights Closing Date (as such term is defined in the Separation Agreement between SHC and SHO, dated as of August 8, 2012 (the “Separation Agreement”)), such SHO Companies will no longer be included in the affiliated group of corporations (within the meaning of Section 1504 of the Code) of which Sears Holdings is the common parent; and

WHEREAS, Sears Holdings and the SHO Companies desire to set forth their agreement regarding the allocation of taxes, the filing of tax returns, the administration of tax contests and other related tax matters.

NOW, THEREFORE, in consideration of the mutual obligations and undertakings contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and the plural forms of the terms defined):

“Affiliate” means, with respect to any specified person, a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified person.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto, as in effect with respect to the taxable period in question.

“Consolidated Group” means the affiliated group of corporations (within the meaning of Section 1504 of the Code) of which Sears Holdings is the common parent (and any successor group).

“Final Determination” shall mean the final resolution of liability for any Tax with respect to a taxable period (i) by Internal Revenue Service Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the Internal Revenue Service (the “IRS”), or by a comparable form under the laws of other jurisdictions; except that a Form 870 or 870-AD or comparable form that reserves (whether by its terms or by operation of the law) the right of the taxpayer to file a claim for a refund and/or the right of the Taxing Authority to assert a further deficiency shall not constitute a Final Determination; (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and may not be appealed; (iii) by a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreements under the laws of other jurisdictions; (iv) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the Taxing Authority jurisdiction; or (v) by any other final disposition, including by reason of the expiration of the applicable statute of limitations.

“Member” has the meaning assigned in Treasury Regulation Section l.1502-1.

“Post-Closing Tax Period” means any taxable period beginning after the Rights Closing Date and, with respect to a taxable period that begins on or before such date and ends thereafter, the portion of such taxable period beginning after the Rights Closing Date.

“Pricing Adjustment” shall mean an adjustment by a Taxing Authority of any transfer pricing arrangement or other intercompany transaction between Sears Holdings or any of its Subsidiaries (on the one hand) and any of the SHO Companies (on the other hand) with respect to any Post-Closing Tax Period.

“Pre-Closing Tax Period” means any taxable period ending on or before the Rights Closing Date and, with respect to a taxable period that begins on or before such date and ends thereafter, the portion of such taxable period ending on the Rights Closing Date.

“Pre-Closing Taxes” means any Taxes (other than Unpaid Non-Income Taxes) that are imposed on, allocated or attributable to or incurred or payable by the SHO Business for any Pre-Closing Tax Period, provided that Pre-Closing Taxes shall be computed without regard to the carryback of any Tax Benefit Item from a Post-Closing Tax Period. For purposes of calculating “Pre-Closing Taxes”, any liability for Taxes attributable to a Tax period that begins before and ends after the Rights Closing Date shall be apportioned between the portion of such period ending on such date and the portion of such period beginning after such date (a) in the case of real and personal property Taxes, by apportioning such Taxes on a per diem basis and (b) in the case of all other Taxes, on the basis of a closing of the books, provided, that exemptions, allowances or deductions that are calculated on an annual basis shall be apportioned on a per diem basis.

“Separate Return Taxable Income” means, with respect to each taxable period or portion thereof and each state or locality for which the allocation is being computed, the amount of income calculated by multiplying the separate entity’s or group of entities’ (as applicable) tax base for that state or locality by the State Group’s apportionment formula for that state or locality, and taking into consideration nonapportionable items of income for that separate entity or group of entities (as applicable). If during any taxable period an SHO Company ceases to be a State Affiliated Company in any state or locality, the “Separate Return Taxable Income” for such taxable period in such state or locality shall be calculated as if the taxable period of such SHO Company ended on the date that such SHO Company ceased to be a State Affiliated Company in such state or locality.

“SHO Business” means the business and assets contributed to SHO pursuant to the Separation Agreement.

“State Affiliated Companies” means all entities that Sears Holdings determines are included in a State Combined or Consolidated Return or that any jurisdiction determines under applicable law are included in a State Combined or Consolidated Return.

“State Combined or Consolidated Return” means a single state or local Tax Return filed for (i) one or more of Sears Holdings and its Subsidiaries as well as (ii) one or more SHO Companies.

“State Group” means any group of corporations filing a State Combined or Consolidated Return.

“Subsidiary” means a corporation, limited liability company, partnership or other entity, whether or not such entity is treated as such for tax purposes.

“Tax” or “Taxes” means any and all forms of taxation, whenever created or imposed by a Taxing Authority, and, without limiting the generality of the foregoing, shall include net income, alternative or add-on minimum, estimated, gross income, sales, use, ad valorem, gross receipts, value added, franchise, profits, license, transfer, recording, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profit, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any related interest, penalties or other additions to tax, or additional amounts imposed by any such Taxing Authority.

“Taxing Authority” means a national, foreign, municipal, state, federal or other governmental authority responsible for the administration of any Tax.

“Tax Benefit Item” means any net operating loss, unused foreign Tax credit, unused charitable deduction, unused capital loss, or similar unused Tax benefit item arising with respect to the SHO Companies in a given taxable period, computed as though the SHO Companies had independently filed a federal, state or local Tax Return for such taxable period including all of the SHO Companies.

“Tax Controversy” means any pending or threatened audit, dispute, suit, action, proposed assessment or other proceeding relating to Taxes.

“Tax Return” means any return, filing, questionnaire or other document, including requests for extensions of time, filings made with estimated Tax payments, claims for refund and amended returns, that may be filed for any taxable period with any Taxing Authority in connection with any Tax (whether or not a payment is required to be made with respect to such filing) or any information reporting requirement.

“Unpaid Non-Income Taxes” means any Taxes (other than income Taxes) that are imposed on, allocated or attributable to or incurred or payable by the SHO Business or the SHO Companies for any Pre-Closing Tax Period, provided that Unpaid Non-Income Taxes shall include Taxes only to the extent such Taxes are accrued and unpaid as of the Rights Closing Date. For purposes of calculating “Unpaid Non-Income Taxes”, any liability for Taxes attributable to a Tax period that begins before and ends after the Rights Closing Date shall be apportioned between the portion of such period ending on such date and the portion of such period beginning after such date (a) in the case of real and personal property Taxes, by apportioning such Taxes on a per diem basis and (b) in the case of all other Taxes, on the basis of a closing of the books, provided, that exemptions, allowances or deductions that are calculated on an annual basis shall be apportioned on a per diem basis.

ARTICLE II

PREPARATION AND FILING OF TAX RETURNS

Section 2.01. Sears Holdings Consolidated Group Tax Returns.

Sears Holdings shall timely prepare and file (or cause to be timely prepared and filed) all federal income Tax Returns for the Consolidated Group. The SHO Companies shall provide to Sears Holdings all financial data and any other information and documentation reasonably requested by Sears Holdings in connection with the filing of any such federal income Tax Returns.

Section 2.02. State Combined or Consolidated Returns.

(a) Sears Holdings or one or more of its Subsidiaries shall prepare all State Combined or Consolidated Returns. To the extent permitted by law, Sears Holdings (or one of its Subsidiaries) shall timely file each such State Combined or Consolidated Return. If Sears Holdings (or one of its Subsidiaries) is not permitted to file any such State Combined or Consolidated Return, an SHO Company shall file such State Combined or Consolidated Return. The person responsible pursuant to the forgoing for filing any such State Combined or Consolidated Return shall timely pay (or cause to be timely paid) any Tax that is due in connection with any such State Combined or Consolidated Return. The SHO Companies shall provide to Sears Holdings all financial data and any other information and documentation reasonably requested by Sears Holdings in connection with the preparation of any such State Combined or Consolidated Return.

(b) To the extent reasonably requested by the SHO Companies, Sears Holdings shall (i) consult with the SHO Companies regarding the preparation of a State Combined or Consolidated Return if the SHO Companies are responsible for any portion of the Taxes reported thereon and (ii) deliver any such State Combined or Consolidated Return to the SHO Companies for review and comment no later than five days prior to the date on which such State Combined or Consolidated Return is due. Sears Holdings shall consider in good faith any changes to such State Combined or Consolidated Tax Return reasonably requested by the SHO Companies, to the extent that such changes relate to items for which the SHO Companies have responsibility hereunder.

Section 2.03. Other Tax Returns of the SHO Companies.

(a) The SHO Companies shall timely prepare and file, or cause to be timely prepared and filed, all appropriate Tax Returns relating to all Taxes attributable to the SHO Companies’ business other than those described in sections 2.01 and 2.02 herein.

(b) To the extent any Tax Return described in Section 2.03(a) would result in Pre-Closing Taxes and Taxes other than Pre-Closing Taxes, Sears Holdings or one or more of its Subsidiaries shall prepare such Tax Return. The SHO Companies shall provide to Sears Holdings all financial data and any other information and documentation reasonably requested by Sears Holdings in connection with the preparation of any such Tax Return. A SHO Company shall file such Tax Return and shall timely pay (or cause to be timely paid) any Tax that is due in connection with any such Tax Return. To the extent reasonably requested by the SHO Companies, Sears Holdings shall (i) consult with the SHO Companies regarding the preparation of such Tax Return and (ii) deliver such Tax Return to the SHO Companies for review and comment no later than five days prior to the date on which such Tax Return is due. Sears Holdings shall consider in good faith any changes to such Tax Return reasonably requested by the SHO Companies, to the extent that such changes relate to items for which the SHO Companies have responsibility hereunder. Within 15 days of filing any such Tax Return, Sears Holdings shall pay SHO the amount of Pre-Closing Taxes shown on such Tax Return.

ARTICLE III

ALLOCATION AND PAYMENT OF CONSOLIDATED FEDERAL TAXES

Section 3.01. Payment of Consolidated Federal Income Tax. Sears Holdings shall be responsible for all payments of federal income Tax due with respect to the Consolidated Group.

Section 3.02. Carrybacks. In the event any federal Tax Benefit Item of the SHO Companies for any taxable period after they cease being Members of the Consolidated Group is eligible to be carried back to a taxable period while the SHO Companies were Members of the Consolidated Group, the SHO Companies shall, where possible, elect to carry such amounts forward to subsequent taxable periods. If the SHO Companies are required by law to carry back any such federal Tax Benefit Item, the SHO Companies shall be entitled to a payment at the time and to the extent that such Tax Benefit Item reduces the federal income Tax liability of the Consolidated Group. For purposes of computing the amount of the payment described in this section 3.02, one or more federal Tax Benefit Items shall be considered to have reduced the Consolidated Group’s federal income Tax liability in a given taxable period by an amount equal to the difference, if any, between (i) the amount of the Consolidated Group’s federal income Tax liability for the taxable period computed without regard to such federal Tax Benefit Item or Items and (ii) the amount of the Consolidated Group’s federal income Tax liability for the taxable period computed with regard to such federal Tax Benefit Item or Items. For the avoidance of doubt, if the SHO Companies are required to carry back a federal Tax Benefit Item, such federal Tax Benefit Item shall reduce the Consolidated Group’s federal income Tax liability only after all federal Tax Benefit Items of Sears Holdings have been applied to reduce the Consolidated Group’s federal income Tax liability in such taxable period. Appropriate reconciliation payments shall be made in the event that it is subsequently determined that a Tax Benefit Item did not reduce the Consolidated Group’s federal income Tax liabilities, including by reason of any such Tax Benefit Item being subsequently disallowed in whole or in part or by reason of other Tax benefits becoming available.

ARTICLE IV

ALLOCATION AND PAYMENT OF

COMBINED/CONSOLIDATED STATE AND LOCAL TAXES

Section 4.01. Payment of Combined/Consolidated State and Local Tax. With respect to Post-Closing Tax Periods, the SHO Companies shall pay to Sears Holdings, or Sears Holdings shall pay to the SHO Companies (in the case of a State Combined or Consolidated Return filed by an SHO Company, or in the case of payments with respect to Tax Benefit Items pursuant to section 4.02(d)), at the times provided by section 4.03, the amounts determined under section 4.02.

Section 4.02. Allocation of Combined/Consolidated State and Local Tax. The state and local Tax liability of the SHO Companies and all the other State Affiliated Companies for each State Combined or Consolidated Return shall be calculated in the following manner:

(a) An allocation of Tax (or payment attributable to a state or local Tax Benefit Item) pursuant to this Article IV shall be made to the SHO Companies only if Sears Holdings determines that an SHO Company has a nexus presence in a state or locality for which the allocation of Tax or payment attributable to a state or local Tax Benefit Item is being determined. If Sears Holdings has no nexus presence in a state or locality, then all Tax or payments attributable to a state or local Tax Benefit Item shall be allocated to the SHO Companies.

(b) Each allocation of Tax pursuant to this Article IV shall be computed between the SHO Companies as one group and all other State Affiliated Companies as a separate group.

(c) Except as otherwise provided herein (including section 7.03), with respect to any State Combined or Consolidated Tax Return that is an income Tax Return, the Tax allocated to the SHO Companies shall equal the product of (i) the statutory rate imposed by the relevant state or locality for the Tax covered by such Tax Return and (ii) the amount (if any) of positive Separate Return Taxable Income for the SHO Companies with respect to such Tax Return. For purposes of this section 4.02(c), the SHO Companies’ allocated Tax shall not be reduced by the SHO Companies’ carrybacks and carryovers of state or local Tax Benefit Items from other taxable periods (such items being addressed by section 4.02(d)).

(d) Sears Holdings shall pay to the SHO Companies, in accordance with section 4.03, the amount, if any, by which one or more state or local Tax Benefit Items of the SHO Companies arising in a Post-Closing Tax Period reduced a State Combined or Consolidated Return Tax liability with respect to any taxable period for which a State Combined or Consolidated Return is filed by Sears Holdings after the date of this Agreement but only to the extent that Sears Holdings receives the benefit of such reduction (taking into account the provisions of this Agreement). In computing the amount of the payment under this section 4.02(d), one or more state or local Tax Benefit Items shall be considered to have reduced the State Combined or Consolidated Return Tax liability in a given taxable period by an amount equal to the difference, if any, between (i) the amount of the State Combined or Consolidated Return Tax liability with respect to the taxable period computed without regard to such state or local Tax Benefit Item or Items and (ii) the amount of the State Combined or Consolidated Return Tax liability with respect to the taxable period computed with regard to such state or local Tax Benefit Item or Items. Appropriate reconciliation payments shall be made in the event that it is subsequently determined that a Tax Benefit Item did not reduce the State Combined or Consolidated Return Tax liability in a given taxable period, including by reason of any such Tax Benefit Item being subsequently disallowed in whole or in part or by reason of other Tax benefits becoming available. In no event shall the amount paid by Sears Holdings under this section 4.02(d) with respect to any state or local Tax Benefit Item exceed the amount that the SHO Companies would have received if they had independently filed a state or local Tax Return including all of the SHO Companies. SHO shall pay to Sears Holdings, in accordance with section 4.03 herein, the amount, if any, by which one or more state or local Tax Benefit Items of Sears Holdings or any of its Subsidiaries reduced a State Combined or Consolidated Return Tax liability with respect to any taxable period for which a State Combined or Consolidated Return is filed after the date of this Agreement but only to the extent that an SHO Company receives the benefit of such reduction (taking into account the provisions of this Agreement). For the avoidance of doubt, the provisions of this section 4.02(d) are subject to section 7.03.

(e) With respect to any State Combined or Consolidated Return that is not an income Tax Return, the applicable state or local Tax liability shall be allocated among the SHO Companies and all the other State Affiliated Companies pro rata based on the Tax that would have been paid by the SHO Companies as one group, on the one hand, and all other State Affiliated Companies as a separate group, on the other hand.

Section 4.03. Payment.

(a) The computation of the state or local Tax allocations, as well as any required payment to and from Sears Holdings, shall be made within 15 days after Sears Holdings or any of its Affiliates (other than the SHO Companies), or any SHO Company, makes a payment to, or receives a payment credit or offset from, any Taxing Authority pursuant to this Article IV. All decisions relating to the allocation and payment of Taxes under this Article IV shall be made at the reasonable discretion of Sears Holdings.

(b) The same method used for the calculation of estimated Tax for any State Combined or Consolidated Return shall be used to determine the amount of estimated Tax allocated to the SHO Companies. With regard to any estimated Tax that is calculated based upon income of a prior taxable period, the payments under this Agreement shall also be calculated based upon such income and appropriate adjustments made when the final Tax Return is filed with respect to such estimated Tax. For estimated Tax calculated in any other manner, the payments under this Agreement shall be determined based upon the principles of section 4.02.

Section 4.04. Carrybacks. In the event any state Tax Benefit Item of the SHO Companies with respect to any taxable period after they cease being State Affiliated Companies is eligible to be carried back to a taxable period while the SHO Companies were State Affiliated Companies, the SHO Companies shall, where possible, elect to carry such amounts forward to subsequent taxable periods. If the SHO Companies are required by law to carry back any such state Tax Benefit Item, the SHO Companies shall be entitled to a payment to the extent that such a payment would be required under the terms of section 4.02(d).

ARTICLE V

PAYMENT OF OTHER TAXES

Section 5.01 Other Taxes. All Taxes of (or with respect to) an SHO Company shall be paid by the SHO Companies, other than (i) Taxes of the Consolidated Group, (ii) Taxes reportable on a Tax Return described in Section 2.02(a) (which the SHO Companies shall pay to the extent required by Article IV), and (iii) Pre-Closing Taxes.

Section 5.02. Unpaid Non-Income Taxes. Notwithstanding any other provision of this Agreement, SHO shall be responsible for and pay all Unpaid Non-Income Taxes.

ARTICLE VI

TAX DEFICIENCIES AND REFUNDS

6.01. Pre-Closing Taxes. Sears Holdings shall be responsible for (and shall indemnify the SHO Companies from and against) all Pre-Closing Taxes, including any Pre-Closing Taxes resulting from any audit, amendment, other change or adjustment. Any refund of Pre-Closing Taxes (whether by payment, credit, offset against other Taxes due or otherwise) shall be for the benefit of (and paid to) Sears Holdings.

6.02. Post-Closing State Group Taxes. Subject to section 7.03, if as a result of any audit, amendment, other change or adjustment to the state or local Taxes of any State Group there is an additional amount of such state or local Taxes (other than Pre-Closing Taxes) due and payable or a refund of such state or local Taxes (other than Pre-Closing Taxes) previously paid (whether by payment, credit, offset against other Taxes due or otherwise), the obligations of the parties shall be redetermined under section 4.02 as if the adjustments made as a result of such audit were included as part of the original Tax Return filed and any payments made under this Agreement shall be adjusted or reimbursed in accordance with the foregoing.

ARTICLE VII

COOPERATION AND TAX CONTROVERSY

Section 7.01. Cooperation.

(a) Sears Holdings and the SHO Companies shall cooperate fully at such time and to the extent reasonably requested by the other party in connection with the preparation and filing of any Tax Return or the conduct of any Tax Controversy concerning any issues or any other matter contemplated hereunder. Such cooperation shall include, without limitation, (i) the retention and provision on demand of books, records, documentation or other information relating to any Tax Return until the later of (x) the expiration of the applicable federal or state statute of limitation (giving effect to any extension, waiver, or mitigation thereof) and (y) in the event any claim has been made under this Agreement for which such information is relevant, until a Final Determination with respect to such claim; (ii) the filing or execution of any document that may be necessary or reasonably helpful in connection with the filing of any Tax Return, or claim for a refund of Taxes previously paid, by either party, or in connection with any Tax Controversy addressed in the preceding sentence (including a requisite power of attorney); and (iii) the use of the parties' best efforts to obtain any documentation from a governmental authority or a third party that may be necessary or helpful in connection with the foregoing. Each party shall make its employees and facilities reasonably available on a mutually convenient basis to facilitate such cooperation.

(b) Sears Holdings and the SHO Companies shall use reasonable efforts to keep each other advised as to the status of Tax Controversies involving any issue which could give rise to any liability of the other party under this Agreement. Sears Holdings and the SHO Companies shall each promptly notify the other of any inquiries by any Taxing Authority or any other administrative, judicial or other governmental authority that relate to any Tax that may be imposed on the other or any Affiliate of the other that might give rise to any liability under this Agreement. Sears Holdings shall have sole control of any Tax Controversy relating to the Consolidated Group or to any Pre-Closing Taxes. Sears Holdings shall have sole control of any Tax Controversy relating to any State Combined and Consolidated Return, provided, that in the case of any such Tax Controversy that may affect Taxes for which the SHO Companies have responsibility hereunder, the SHO Companies may participate in such Tax Controversies at their own expense. If the potential liability of the SHO Companies under this Agreement relating to any Tax Controversy exceeds $500,000, Sears Holdings shall not settle or concede such Tax Controversy without the prior written consent of the SHO Companies, not to be unreasonably withheld, conditioned or delayed.

Section 7.02. Contest Provisions. Subject to the cooperation provisions in section 7.01, Sears Holdings shall have the right to resolve any difference or disagreement on any matter that arises out of the application and interpretation of this Agreement; provided, however, that Sears Holdings shall (i) in good faith cooperate and consult with the SHO Companies in an effort to resolve any differences with respect to Sears Holdings’ position with regard to such matter, (ii) in good faith consider the SHO Companies’ position on such matter and (iii) advise the SHO Companies of the reason for rejecting any such recommendation for alternative positions.

Section 7.03. Certain Adjustments. Notwithstanding sections 4.02 and 6.02, in the event there is a Pricing Adjustment with respect to any Tax Return that results in additional taxable income to Sears Holdings, SHO or any of their respective Subsidiaries (or any tax group that includes any such person), (i) if such adjustment is with respect to a State Combined or Consolidated Tax Return, the adjustments arising from such Pricing Adjustment shall be disregarded in applying sections 4.02 and 6.02 to the extent necessary in order to put Sears Holdings (and its Subsidiaries) or SHO (and its Subsidiaries), as the case may be, in the same after tax position with respect to such State Combined or Consolidated Tax Return as such person would have occupied if there had been no such additional taxable income (as determined by Sears Holdings in good faith) and (ii) after the application of clause (i) (but without duplication) or if clause (i) does not apply, as the case may be, (A) SHO shall indemnify Sears Holdings for any additional Tax that Sears Holdings (or any of its Subsidiaries) would otherwise bear as a result of such additional taxable income and (b) Sears Holdings shall indemnify SHO for any additional Tax that the SHO Companies would otherwise bear as a result of such additional taxable income. The amount of any payment under this section 7.03 shall be increased by any Taxes incurred by the person receiving such payment as a result of the receipt of such payment. Any payment required under this section 7.03 shall be made within 15 days after the indemnified party makes a payment to any Taxing Authority as a result of a Pricing Adjustment. In the event that, following a Pricing Adjustment with respect to a Tax Return, Sears Holdings determines that it is appropriate to apply that Pricing Adjustment to another Tax Return or in filing other Tax Returns going forward, this section 7.03 (and sections 4.02 and 6.02) shall be applied as if a Pricing Adjustment had been made with respect to such other Tax Returns.

ARTICLE VIII

MISCELLANEOUS

Section 8.01. Effective Date. This Agreement applies to all matters related to any Tax Returns filed, Taxes paid, adjustments made in respect of any Tax, and any other matters involving Taxes on or after the Rights Closing Date between or among (i) Sears Holdings or any of its Subsidiaries (other than the SHO Companies) and (ii) the SHO Companies. This Agreement will not become effective unless it has been approved by the Audit Committee of the Board of Directors of Sears Holdings.

Section 8.02. Complete Agreement. This Agreement constitutes the entire agreement of the parties concerning the subject matter hereof. Any other agreements, whether or not written, in respect of any Tax between or among Sears Holdings and the SHO Companies shall be terminated and have no further effect. This Agreement may not be amended except by an agreement in writing signed by the parties hereto. This Agreement is being executed on August 30, 2012 and shall supersede any version of this Agreement that was executed previously.

Section 8.03. Notices. Notices under this Agreement are sufficient if given by nationally recognized overnight courier service, certified mail (return receipt requested), or email or facsimile with electronic confirmation or personal delivery to the other Party at the address below:

If to SHO:	Sears Hometown and Outlet Stores, Inc.
3333 Beverly Road
Hoffman Estates, IL 60179
Attn.: General Counsel
Facsimile: ( )

If to Sears Holdings:	Sears Holdings Corporation
3333 Beverly Road B2-131B
Hoffman Estates, IL 60179
Attn.: Vice President, Tax
Facsimile: (847) 286-4908

With a copy to:	Sears Holdings Corporation
3333 Beverly Road B6-210B
Hoffman Estates, IL 60179
Attn: General Counsel
Facsimile: (847) 286-2471

Notice is effective: (i) when delivered personally, (ii) three business days after sent by certified mail, (iii) on the business day after sent by a nationally recognized courier service, or (iv) on the business day after sent by email or facsimile with electronic confirmation to the sender. A Party may change its notice address by giving notice in accordance with this Section 8.03.

Section 8.04. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) Governing Law. This Agreement will be construed in accordance with, and governed by, the federal laws of the United States, including the Lanham Act, and the internal laws of the State of Illinois, other than its conflict of laws principles and the Illinois Franchise Disclosure Act. This Agreement will not be subject to any of the provisions of the United Nations Convention on Contracts for the International Sale of Goods.

(b) Jurisdiction. Each of the Parties submits, for itself and its property, to the exclusive jurisdiction of all Illinois state courts and federal courts of the United States of America sitting in Cook County, Illinois, and all appellate courts to each thereof, in all actions and proceedings arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of all judgments relating thereto, and each of the Parties (A) will commence all such actions and proceedings only in such courts, (B) will cause all claims in respect of all such actions and proceedings to be heard and determined in such Illinois state court or, to the extent permitted by law, in such federal court, (C) waives, to the fullest extent it may legally and effectively do so, all objections that it may now or hereafter have to the laying of venue of all such actions and proceedings in any such Illinois state or federal court, and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such actions and proceedings in all such Illinois state and federal courts. A final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 8.03. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Applicable Law.

(c) Waiver of Jury Trial. Each Party acknowledges that each controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore,

it irrevocably and unconditionally waives all rights it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby. Each Party certifies and acknowledges that (A) it understands and has considered the implications of such waivers, (B) it makes such waivers voluntarily, and (C) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.04(c).

Section 8.05. Successors and Assigns. A party’s rights and obligations under this Agreement may not be assigned without the prior written consent of the other party. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. If any party to this Agreement forms or acquires one or more Subsidiaries which become Members of the Consolidated Group or a State Affiliated Company, such party will cause any such Subsidiary to be bound by the terms of this Agreement, and this Agreement shall apply to any such Subsidiary in the same manner and to the same extent as the current party.

Section 8.06. Intended Third Party Beneficiaries. This Agreement is solely for the benefit of the parties to this Agreement and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without this Agreement.

Section 8.07. Legal Enforceability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions. Any prohibition or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render unenforceable the provision in any other jurisdiction.

Section 8.08. Expenses. Unless otherwise expressly provided in this Agreement, each party shall bear any and all expenses that arise from its respective obligations under this Agreement. In the event either party to this Agreement brings an action or proceeding for the breach or enforcement of this Agreement, the prevailing party in such action or proceeding, whether or not such action or proceeding proceeds to final judgment, shall be entitled to recover as an element of its costs, and not as damages, such reasonable attorneys’ fees as may be awarded in the action or proceeding in addition to whatever other relief to which the prevailing party may be entitled.

Section 8.09. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 8.10. Change in Law. If, after the date this Agreement is executed, as a result of an amendment to the Code, the promulgation of proposed, temporary or final regulations, the issuance of a ruling by a Taxing Authority, the decision of any court, or a change in any applicable state or local law, Sears Holdings believes that it is necessary or helpful to amend the provisions of this Agreement in order to preserve the rights and benefits contemplated herein, each of the parties hereto agrees to negotiate in good faith all such amendments and modifications as shall be necessary or appropriate in order to preserve as nearly as possible for the parties hereto the rights and benefits contemplated herein.

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IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

SEARS HOLDINGS CORPORATION

By:	/s/ Lawrence J. Meerschaert

Name:	Lawrence J. Meerschaert
Title:	Vice-President, Tax

SEARS HOMETOWN AND OUTLET STORES, INC

By:	/s/ W. Bruce Johnson

Name:	W. Bruce Johnson
Title:	Chief Executive Officer and President